SCHEDULE 13G/A

                        Under the Securities and Exchange Act of 1934

                                       (Amendment No. 1)

                                   American Dental Partners, Inc.
                                       (Name of Issuer)

                                        Common stock
                                (Title of Class of Securities)

                                          25353103
                                        (CUSIP Number)

                                          08/04/2009
                                        (Date of Event)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1    (b)
[ ]  Rule 13d-1    (c)
[ ]  Rule 13d-1    (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

1 NAME OF REPORTING PERSON
  S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bares Capital Management, Inc.
  TAX # 742961140

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  A
  B x

3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION

  USA, Texas

5 SOLE VOTING POWER

  36,398

6 SHARED VOTING POWER

  1,249,591

7 SOLE DISPOSITIVE POWER

  36,398

8 SHARED DISPOSITIVE POWER

  1,249,591

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,285,989


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   9.93%(*)

12 TYPE OF REPORTING PERSON*

   IA

(*) This figure is calculated using the shares outstanding on the date the obligation to file this Schedule 13G arose, August 4, 2009. The then current 10Q, filed May 11, 2009, indicated total shares outstanding of 12,948,575.

Item 1.

  (a) Name of Issuer

      American Dental Partners, Inc.

  (b) Address of Issuer's Principal Executive Offices

      401 Edgewater Place, Suite 430
      Wakefield, MA 01880

Item 2.

  (a) Name of Person Filing

      Bares Capital Management, Inc.

  (b) Address of Principal Business Office or, if none, Residence

      221 W 6th Street, Suite 1225
      Austin, TX 78701

  (c) Citizenship

      USA

  (d) Title of Class of Securities

      Common stock

  (e) CUSIP Number

      25353103

Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b), check whether the person filing is a:

 (a) [ ] Broker or Dealer registered under Section 15 of the Act

 (b) [ ] Bank as defined in section 3(a)(6) of the Act

 (c) [ ] Insurance Company as defined in section 3(a)(19) of the act

 (d) [ ] Investment Company registered under section 8 of the
         Investment Company Act

 (e) [X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

 (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
         Security Act of 1974 or Endowment Fund; see
         240.13d-l(b)(l)(ii)(F)

 (g) [ ] Parent Holding Company, in accordance with
         240.13d-l(b)(ii)(G) (Note: See Item 7)

 (h) [ ] Group, in accordance with 240.13d-l(b)(l)(ii)(H)

Item 4. Ownership

  (a) Amount Beneficially Owned

      1,285,989

  (b) Percent of Class

      9.93%(*)

(*) This figure is calculated using the shares outstanding on the date the obligation to file this Schedule 13G arose, August 4, 2009. The then current 10Q, filed May 11, 2009, indicated total shares outstanding of 12,948,575.

  (c) Number of shares as to which such person has:

    (i)   sole power to vote or to direct the vote

          36,398

    (ii)  shared power to vote or to direct the vote

          1,249,591

    (iii) sole power to dispose or to direct the disposition of

          36,398

    (iv)  shared power to dispose or to direct the disposition of

          1,249,591

Item 5. [ ] Ownership of Five Percent or Less of a Class.

Item 6. [ ] Ownership of More than Five Percent on Behalf of Another Person

Item 7. [ ] Identification and Classification of the Subsidiary Which
            Acquired the Security Being Reported on By the Parent
            Holding Company

Item 8. [ ] Identification and Classification of Members of the Group

Item 9. [ ] Notice of Dissolution of Group

Item 10.[ ] Certification


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date
                                        09/10/09
                                        Signature
                                        /s/Brian T. Bares
                                        Brian T. Bares
                                        President